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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 4 )*

HELLENIC TELECOMMUNICATIONS ORGANIZATION S.A.
(Name of Issuer)
Ordinary shares, of nominal value 2.39 Euros per share
(Title of Class of Securities)
423325950
(CUSIP Number)
The Director, Directorate 25th, General Accounting Office, Ministry of Economy
and Finance, 37, Panepistimiou Avenue, 10165 Athens, Greece, Tel: #3020103338975
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
November 5, 2008
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No.	423325950

1	NAMES OF REPORTING PERSONS. I.R.S. Identification Nos. of above persons (entities only). The Hellenic Republic (including shares held by the Public Company of Transferable Securities S.A.)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

N/A

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	7	SOLE VOTING POWER

NUMBER OF		122,537,599*

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
BY OWNED BY

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		122,537,599

WITH	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

122,537,599*

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☑

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

25%*

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

00 (Government)
     * See, however, Item 5.
Instructions for Cover Page
(1)	Names and I.R.S. Identification Numbers of Reporting Persons — Furnish the full legal name of each person for whom the report is filed — i.e., each person required to sign the schedule itself — including each member of a group. Do not include the name of a person required to be identified in the report but who is not a reporting person. Reporting persons that are entities are also requested to furnish their I.R.S. identification numbers, although disclosure of such numbers is voluntary, not mandatory (see “SPECIAL INSTRUCTIONS FOR COMPLYING WITH SCHEDULE 13D” below).
(2)	If any of the shares beneficially owned by a reporting person are held as a member of a group and the membership is expressly affirmed, please check row 2(a). If the reporting person disclaims membership in a group or describes a relationship with other persons but does not affirm the existence of a group, please check row 2(b) [unless it is a joint filing pursuant to Rule 13d-1(k)(1) in which case it may not be necessary to check row 2(b)].
(3)	The 3rd row is for SEC internal use; please leave blank.

Item 13D/A
(Amendment No. 4)

Item 1.	Security and Issuer
Ordinary shares nominal value €2.39 per share (the “Shares”) of the Hellenic Telecommunications Organization S.A. (“OTE”). The address of the Issuer is 99 Kifissias Avenue, 15181 Athens, Greece. OTE’s Chairman and Managing Director is Mr. Panagis Vourloumis.

Item 2.	Identity and Background:
(a)	Name:
The Hellenic Republic (Ministry of Economy and Finance)
(b)	Address:
37, Panepistimiou Avenue, 10165 Athens, Greece
(c)	The Hellenic Republic
(d-e)	Not applicable.
(f)	Citizenship:
Greek

Item 3:	Source and Amount of Funds or Other Consideration
Not applicable.

Item 4.	Purpose of Transaction
This Amendment No. 4 (this “Amendment”) amends and supplements the Schedule 13D/A (Amendment No. 3) filed on July 8, 2008 (“Schedule 13D”) of The Hellenic Republic (“HR”).
As reflected in the Schedule 13D, The Hellenic Republic is a party to a Share Purchase Agreement with Deutsche Telekom AG (“DTAG”) dated May 14, 2008 (the “Purchase Agreement”), and a Shareholders’ Agreement with DTAG, dated May 14, 2008 (the “Shareholders’ Agreement”). Pursuant to the Purchase Agreement DTAG was to purchase from HR 14,865,886 Shares (the “Sale Shares”) for the aggregate amount of €431,110,694 upon the satisfaction of certain conditions reflected in the Purchase Agreement. Following the satisfaction of the last of the conditions, DTAG completed the acquisition of the Sale Shares from HR on November 5, 2008. HR now owns 122,537,599 Shares of OTE, approximately 25.0% plus one share of the outstanding Shares of OTE. HR understands from DTAG that DTAG also owns 122,537,599 shares of OTE representing approximately 25.0% plus one share of the outstanding shares of OTE.

As a result of the completion of the acquisition by DTAG of the Sale Shares from HR, the Shareholders’ Agreement is now fully effective. As previously disclosed, the Shareholders’ Agreement contains certain voting and corporate governance arrangements between DTAG and HR with respect to their Shares of OTE. Generally, these arrangements include the agreement of DTAG and HR to coordinate their voting on matters other than those as to which HR is given veto rights or which are otherwise left in the discretion of each shareholder. However, the changes to OTE’s statutes necessary for full implementation of the Shareholders’ Agreement are still pending.

Item 5.	Interest in Securities of the Issuer
(a)-(b) As of the date hereof, HR directly owns 122,537,599 Shares of OTE, which represents approximately 25.0% plus one share of the total outstanding Shares, based on information contained in OTE’s annual report on Form 20-F for the fiscal year ended on December 31, 2007. As a result of the provisions of the Shareholders’ Agreement, DTAG might be deemed also to beneficially own, as defined in Rule 13d-3 promulgated under the U.S. Securities Exchange Act of 1934, as amended, the Shares held directly by HR and HR might be deemed to beneficially own the Shares held directly by DTAG. HR disclaims beneficial ownership of the Shares directly held by DTAG.
(c) Except for the sale of 14,865,886 Shares by HR to DTAG on November 5, 2008, for €29 per share, no transactions in Shares of OTE by HR were effected since the filing of Amendment No. 3 to the Schedule 13D by HR.
(d)-(e) Not applicable.

Item 6.	Contracts, Arrangements, Understanding or Relationships with Respect to the Securities of the Issuer
See Schedule 13D/A (Amendment No. 3) filed July 8, 2008.

Item 7.	Material to be Filed as Exhibits
The Exhibit Index is incorporated herein by reference.

Signature
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
November 10, 2008

(Date)

/s/ GEORGE ALOGOSKOUFIS
Minister of Economy and Finance

EXHIBIT INDEX

Exhibit 1	Share Purchase Agreement between The Hellenic Republic and Deutsche Telekom AG dated May 14, 2008.*

Exhibit 2	Shareholders’ Agreement between The Hellenic Republic and Deutsche Telekom AG dated May 14, 2008.*

*	Previously filed as an Exhibit to the Schedule 13D/A (Amendment No. 3) filed on July 8, 2008